

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 9, 2014

Via E-mail
Mr. David Doft
Chief Financial Officer
MDC Partners, Inc.
745 Fifth Avenue,
New York, NY 10151-1714

> **Re:** **MDC Partners, Inc.**
> **Form 10-K for the Year Ended December 31, 2013**
> **Filed March 10, 2014**
> **Form 8-K filed February 20, 2014**
> **File No. 001-13718**

Dear Mr. Doft:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2013

General

1.   Please revise to report your correct Commission File Number, which is 1-13718.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012, page 26

2.   Please discuss significant trends that affect or are expected to affect your results of operations.   In order to provide your investors greater transparency regarding the primary drivers for your organic revenue growth and operating profit, please discuss

- If true, that 65% of your business is now online, social media, and digital;
- how your revenue mix has shifted to more fee-based revenue compared to pass-through revenue; and
- how such trends impacted your earnings.

We note your statements in your Q4 2013 Earnings Call.

Consolidated Statement of Cash Flows, pages 48-49

3.   With regard to the "Acquisition related payments" line item under financing activities, please tell us the payment amounts attributable to the initial estimated present value of the underlying obligations recorded at the acquisition dates, the accretion of present value and changes in fair value.

Deferred Acquisition and Contingent Consideration (Earnouts), page 37

Critical Accounting Policies (Business Combinations), page 40

4.   Please further disclose the methods and assumptions that you used to determine the fair value of the deferred acquisition and contingent consideration as of the acquisition and remeasurement dates, including but not limited to the contractual valuation formulas and related inputs which you cited in Note 13.

11. Bank Debt, Long-term Debt and Convertible Notes, page 72

5.   In the last paragraph, we note that you referred to restricted subsidiaries (as defined in the indenture). Since you have a consolidated shareholders' deficit, your net asset base is zero for the purpose of computing your proportionate share of the restricted net assets of your consolidated subsidiaries. Please tell us how you calculated your proportionate share of the restricted net assets of your consolidated subsidiaries for purposes of providing restricted net assets footnote disclosure pursuant to Rule 4-08(e) of Regulation S-X and parent-only financial statements pursuant to Rule 5-04 of Regulation S-X.

13. Fair Value Measurements, page 79

6. Please tell us what "grants" and "redemption value" represent.

Form 8-K filed February 20, 2014

Exhibit 99.1

7. The presentation of non-GAAP measures without presenting the most directly comparable GAAP measures appears to attach undue prominence to the non-GAAP measures. For example, we note the non-GAAP measures in your press release headlines and the full year and fourth quarter highlights without the presentation of the most directly comparable GAAP measures. Also, we note your reference to "record results". However, we note your GAAP loss from continuing operations and net loss. Please revise accordingly.

Schedules 2 and 3

Reconciliation of Operating Income (Loss) to EBITDA

8. Since you reconcile your non-GAAP measure to operating loss, instead of net loss, please revise your caption of such non-GAAP measure from EBITDA to Adjusted Operating Profit. Otherwise, please reconcile EBITDA to net loss. If you adjust such measure for items other than interest, tax, depreciation, and amortization, please revise the title to "Adjusted EBITDA."

Schedule 4

Free Cash Flow

9. We note that this measure as currently presented excludes line items that are of an operating nature. Accordingly, we do not believe that it is appropriate to refer to this measure as "free cash flows." Please revise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Carlos Pacho for

Larry Spirgel
Assistant Director